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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, DC

SEC FILE NUMBER
8-69101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lake Street Capital Markets, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave South - Suite 700

(No. and Street)

Minneapolis   *MN*   55402

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul McNamee 612-326-1312

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLC

(Name – *if individual, state last, first, middle name*)

225 South 6th Street, Ste 2300 Minneapolis	MN	55402
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Rob Brown _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Street Capital Markets, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

JEAN M DOTZLER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lake Street Capital Markets, LLC
Minneapolis, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2017

LAKE STREET CAPITAL MARKETS, LLC

Statement of Financial Condition

As of December 31, 2017

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Governors of Lake Street Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2013.
February 27, 2018



an independent member of
BAKER TILLY
INTERNATIONAL

Lake Street Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Cash	$	1,476,937
Deposit with clearing broker		100,000
Lease deposits		9,503
Receivables from clearing broker		149,679
Receivables from customers		28,462
Prepaid expenses		71,555
Investments in securities, at fair value (cost $300,971)		83,662
Furniture and equipment, at cost, net of accumulated depreciation of $109,191		40,450
TOTAL ASSETS	$	1,960,248

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	806,478
Accrued expenses		12,706
TOTAL LIABILITIES		819,184
Member's equity		1,141,064
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,960,248

Lake Street Capital Markets, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivable from clearing broker and receivables from customers – Receivable from clearing broker and receivables from customers (accounts receivable) are obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2017. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account. The Company does not charge interest on past due balances.

Revenue recognition – The Company earns revenue through trading commissions, investment banking fees, investment advisory fees, and research fees charged to clients.

Trading commissions: The Company buys and sells securities for its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis. Commissions are recorded on a trade-date basis as securities transactions occur.

Investment banking: Investment banking fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Retainer fees: Some investment banking clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Offering fees: Offering fees include management fees and selling concessions, and are owed to the Company on completion of a transaction. Offering fees are recognized when the transaction is completed and the income is reasonably determinable.

Investment advisory fees: The Company bills and recognizes revenues for investment advisory services periodically as the services are performed as provided for under the terms of its agreement with the client.

Research fees: In lieu of, or in addition to trading commissions, certain institutional clients pay fees to the Company for access to the Company's equity research. Certain clients request that the Company invoice for these fees, and the Company recognizes the fees when the invoice is issued. Other clients pay research fees to the Company without an invoice, and such fees are recorded upon receipt from the client.

Depreciation and amortization – Depreciation and amortization are computed by the straight-line methods over estimated useful lives of three to seven years. Maintenance, repairs, and minor renewal are expensed when incurred.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company will record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Top 606; ASU 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both narrow aspects for Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial condition and cash flows.

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial position and cash flows.

(4) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with Wedbush Securities, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2017.

(5) Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For investments in Level 3 securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition may differ significantly from the currently estimated fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity	$ 19,506	$ -	$ -	$ 19,506
Warrants	-	-	64,156	64,156
	$ 19,506	$ -	$ 64,156	$ 83,662

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2017.

	Beginning Balance	Purchases (Grants)	Sales	Unrealized Losses	Ending Balance
Assets:					
Warrants	$ 174,702	$ 93,236	$ -	$ (203,782)	$ 64,156

(6) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2017:

Computers & Equipment	$	82,588
Furniture & Fixtures		67,053
Total Cost		149,641
Accumulated Depreciation		(109,191)
Furniture & Equipment, net.	$	40,450

(7) Leases and Other Contractual Commitments

The Company leases its office facilities and certain equipment under operating leases. The lease for its Minneapolis office expires on February 27, 2018 and provides for base annual payments of $72,000. A new lease was entered into in January 2018 for the Minneapolis office. The lease is a seven year term starting March 1, 2018 and concluding February 28, 2025. It provides for base annual payments of $80,457 for the first year and escalates approximately 2.5% per year for the remaining years of the lease.

The lease for its Pasadena, CA office expires on May 31, 2018 and provides for base annual payments of $20,980 over the term of the lease.

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to two years.

The future minimum payments required under the leases and other contracts are as follows:

2018	$	226,113
2019		82,262
2020		84,428
2021		86,594
2022		88,761
Thereafter		199,596
Total	$	767,754

(8) Concentrations

The Company recognized accounts receivable of greater than 10% of the total from the following customers:

Percentage of Accounts Receivable	As of December 31, 2017
Customer A	14%

(9) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2017, the Company had net capital of $924,612 which was $824,612 in excess of its required net capital of $100,000. The Company's aggregated indebtedness ratio was 0.89 to 1 as of December 31, 2017.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(10) Subsequent events

The Company has evaluated subsequent events occurring through February 27, 2018, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.